787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 4, 2015

Via EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Tecumseh Products Company

Schedule TO-T filed August 21, 2015, by MA Industrial Sub Inc., MA Industrial JV LLC, Mueller Industries, Inc., Deno Investment Company II, Inc., Atlas Capital Resources II LP, and Atlas Capital Resources (P) II LP

SEC File No. 005-30158

Dear Mr. Duchovny:

On behalf of our clients, MA Industrial JV, LLC, MA Industrial Sub Inc., Mueller Industries, Inc., Deno Investment Company II, Inc., Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (collectively, the “Filing Persons”), we are responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated August 28, 2015 (the “Comment Letter”) to Serge Benchetrit of Willkie Farr & Gallagher LLP, relating to the above referenced Scheduled TO-T (the “Schedule TO”) filed by the Filing Persons, on August 21, 2015 (File No. 005-30158). Concurrently with the submission of this letter, the Filing Persons are filing an amendment to the Schedule TO setting forth the changes described herein (the “TO Amendment”).

The Filing Persons are delivering one courtesy copy of the TO Amendment and one courtesy copy of this letter to Mr. Duchovny of the SEC’s Division of Corporation Finance, Office of Mergers and Acquisition.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, the text of the Staff’s comments have been reproduced in bold. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchased filed as Exhibit (a)(1)(A) (as amended, the “Offer to Purchase”).

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

September 4, 2015

Schedule TO

1.	Please provide us your analysis as to why Atlas FRM LLC is not a bidder in this tender offer.

Response: The Filing Persons respectfully advise the Staff that they do not believe that Atlas FRM LLC (“Atlas FRM”) is a bidder for purposes of Regulation 14D. In reaching this conclusion, the Filing Persons carefully reviewed the definition of a “bidder” in Rule 14d-1(g)(2) of Regulation 14D, which defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”). Factors highlighted in the Outline include:

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

•	Is the person acting together with the named bidder?

•	To what extent did or does the person control the terms of the offer?

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•	Does the person control the named bidder, directly or indirectly?

•	Did the person form the nominal bidder, or cause it to be formed?

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Atlas FRM is not making the Offer and the Offer is not made on its behalf; instead, the Offer is made by and for the benefit of the Filing Persons, including Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (together, the “Atlas Funds”). For the reasons set forth below, we do not believe that Atlas FRM is a bidder in the Offer. Atlas FRM has contracted with the Atlas Funds solely to provide the Atlas Funds with investment advice and management services. The ultimate decision-making authority with respect to the initiation, structuring and negotiation of the Offer does not reside with Atlas FRM. Further, Atlas FRM will not be a co-investor with the Atlas Funds with respect to their investment in TECU and is not acting together with the Filing Persons in such regard. Atlas FRM is not a party to any of the agreements relating to the Offer or the Merger and does not control the terms of the Offer. Atlas FRM is not providing or otherwise playing a primary role in obtaining any financing in connection with the Offer and Atlas FRM is not a party to either of the Equity Commitment Letters. As disclosed in the Offer to Purchase, Atlas Capital GP II LP is the general partner of each of the Atlas Funds. While Atlas FRM provides investment advice and management services to the Atlas Funds, Atlas FRM does not control, directly or indirectly, the Atlas Funds or any other Filing Person. Parent and Purchaser were formed by and for the benefit of the Atlas Funds and not by or for Atlas FRM. Atlas FRM will not be the owner of the Shares or any assets in TECU after consummation of the Offer and the Merger. The Shares will be owned by the Filing Persons.

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

September 4, 2015

Furthermore, adding Atlas FRM as a bidder would not provide any material information to the TECU shareholders that is not already publicly disclosed. The Filing Persons respectfully note the Staff’s position stated in the Outline that “if a named bidder is an established entity with substantive operations and assets apart from those related to the Offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” Each of the Atlas Funds is a private equity fund engaged in the purchase, sale and ownership of private equity investments. Each of the Atlas Funds has controlling and other investments in multiple portfolio companies and has significant capital commitments from its investors. Accordingly, the Atlas Funds are established entities with substantive operations and assets apart from those related to the Offer. As such it is not necessary to proceed further up the chain of ownership or control to analyze whether control persons of the Atlas Funds are co-bidders.

Offer to Purchase

Cover Page

2.	Please revise to disclose the number of shares that must be tendered such that through the exercise of the Top-Up Option the bidders will be able to effect a short-form merger after the completion of the offer.

Response: In response to the Staff’s comment, in the TO Amendment the Filing Persons have revised the Cover Page of the Offer to Purchase, and revised the answer to the question “What is the Top-Up Option and when could it be exercised?” in the Summary Term Sheet of the Offer to Purchase by adding the following sentence:

“Based on the number of Shares outstanding on August 4, 2015 and information provided by TECU, on a fully-diluted basis, the tender of at least 9,281,529 Shares (other than Shares delivered by guaranteed delivery procedures) will be sufficient, together with the exercise of the Top-Up Option, to enable us to effect a “short-form” merger promptly following the expiration of the Offer and the acceptance of the Shares by us pursuant to the Offer.”

Certain Information Concerning the Purchaser, Parent, Atlas and Mueller, page 20

3.	Please provide the disclosure required by General Instruction C to Schedule TO with respect to Atlas FRM LLC.

Response: The Filing Persons respectively advise the Staff that they do not believe that the disclosure related to Atlas FRM is required by General Instruction C to Schedule TO. Although Atlas FRM provides investment advice and management services to the Atlas Funds, Atlas Capital GP II LP is the sole general partner of each of the Atlas Funds, and the Filing Persons supplementally confirm to the Staff that neither of the Atlas Funds has any officers or directors.

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

September 4, 2015

Conditions to the Offer, page 38

4.	Revise condition (b)(iv) to define the term Company Material Adverse Effect in the offer document.

Response: In response to the Staff’s comment, in the TO Amendment, we have revised condition (b)(iv) on page 39 to state:

“(iv) since the date of the Merger Agreement, no Company Material Adverse Effect shall have occurred (the “MAE Condition”) (“Company Material Adverse Effect” as defined in the Merger Agreement means an effect, event, development, state of facts or change that (i) materially and adversely affects the ability of TECU to perform its obligations under the Merger Agreement or to consummate the Transactions or (ii) is materially adverse to the business, results of operations or financial condition of TECU and its Subsidiaries, taken as a whole, excluding, any effect resulting from (A) changes in the financial or securities markets (including changes in interest or exchange rates) or in economic or political conditions in the United States, Europe, France, Brazil, India, China, Canada, Malaysia or Mexico and not having a materially disproportionate adverse effect on TECU and its Subsidiaries, taken as a whole, relative to other persons in such industry, (B) changes (including changes of Law, generally accepted accounting principles or regulation or the interpretation thereof) or conditions generally affecting the industry in which TECU and its Subsidiaries operate and not having a materially disproportionate adverse effect on TECU and its Subsidiaries taken as a whole, relative to other persons in such industry, (C) acts of war, sabotage or terrorism or natural disasters not having a materially disproportionate adverse effect on TECU and its Subsidiaries, taken as a whole, relative to other persons in their industry, (D) the announcement or consummation of the Offer or the Transactions contemplated by the Merger Agreement, (E) any failure by TECU to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (E) shall not prevent a party from asserting that any underlying fact, change, event, occurrence or effect giving rise to such failure may independently be taken into account in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded pursuant to clauses (A) through (G) of the definition), (F) the announcement of the execution of the Merger Agreement or the pendency of the Transactions contemplated by the Merger Agreement, including any reduction in revenue, any disruption in (or loss of) supplier, distributor, partner or similar relationship or any loss of employees or any claims made or any litigation filed or announced that challenges any of the Transactions contemplated by the Merger Agreement, (G) any claims made under Company Contracts to the extent based on and arising out of statements or conduct of Parent or Purchaser or any Affiliates or Representatives of Parent or Purchaser, (H) any change in the market price or trading volume of the Shares, (I) any other action required by Law, the Merger Agreement or taken at the request or with the consent of Parent, Purchaser or any of their Affiliates, (J) any breach by Parent or Purchaser of the Merger Agreement, or (K) the taking of any action or the failure to take any action, each as expressly required pursuant to the Merger Agreement or at Parent’s express written request);”.

*            *             *            *            *

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

September 4, 2015

The acknowledgements of each of the Filing Persons required at the end of your letter are attached as Exhibit A to this letter. Please do not hesitate to contact the undersigned or Steven A. Seidman, of Willkie Farr & Gallagher LLP, the Filing Persons’ external counsel, at (212) 728-8000. Thank you for your time and consideration.

Sincerely,

/s/ Serge Benchetrit
Serge Benchetrit

cc:	Gregory L. Christopher, Co-President, MA Industrial JV LLC

Timothy J. Fazio, Co-President, MA Industrial JV LLC

Steven A. Seidman, Willkie Farr & Gallagher LLP

Each of the undersigned acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MA INDUSTRIAL SUB INC.

By:	/s/ Jason M. Squire
Name:	Jason M. Squire
Title:	Vice President and Treasurer

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Co-President

MA INDUSTRIAL JV LLC

By:	/s/ Jason M. Squire
Name:	Jason M. Squire
Title:	Vice President and Treasurer

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Co-President

MUELLER INDUSTRIES, INC.

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Chief Executive Officer

DENO INVESTMENT COMPANY II, INC.

By:	/s/ Kent Schenk
Name:	Kent Schenk
Title:	President

By:	/s/ James Davidson
Name:	James Davidson
Title:	Secretary

ATLAS CAPITAL RESOURCES II LP

By: Atlas Capital GP II LP, its general partner
By: Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Andrew M. Bursky
Name:	Andrew M. Bursky
Title:	Managing Partner

ATLAS CAPITAL RESOURCES (P) II LP

By: Atlas Capital GP II LP, its general partner
By: Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Andrew M. Bursky
Name:	Andrew M. Bursky
Title:	Managing Partner